Filed pursuant to Rule 433

Registration No. 333-136480

Relating to Preliminary Prospectus Supplement

Dated March 8, 2007

*** FINAL PRICING TERMS OF THE U.S. $350,000,000

GOVERNMENT OF JAMAICA 8.00% AMORTIZING NOTES DUE 2039***

ISSUER: The Government of Jamaica

SECURITIES: 8.00 % Amortizing Notes Due 2039

FORMAT: SEC Registered (NO. 333-136480)

SIZE: US$ 350,000,000

GROSS PROCEEDS TO ISSUER: US$ 345,072,000

FINAL MATURITY DATE: March 15, 2039

SETTLEMENT: March 15, 2007 (T+5)

SPREAD: +346.7 bps vs. UST 4.75% due February 2037

YIELD: 8.125%

UST SPOT: 4.658%

PRICE TO PUBLIC: 98.592%

COUPON: 8.000% Per Annum (Payable Semi-Annually)

INTEREST PAYMENT DATES: March 15 and September 15, Beginning September 15, 2007

PRINCIPAL PAYMENT DATES: Principal payments will be made in three equal annual installments on March 15, 2037, March 15, 2038 and March 15, 2039

REDEMPTION: Not redeemable by the Issuer prior to maturity

DENOMS: $100,000 X $1,000

SOLE BOOKS: Citigroup Global Markets Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CITIGROUP GLOBAL MARKETS INC. toll free at 1-877-858-5407.